Exhibit 99.1

Share Sale and Purchase Agreement

Integrated Media Technology Limited

ACN 132 653 948

Capital Stone Holdings Limited

Contents

Part 1 – Preliminary		1
1.	Definitions	1
2.	Interpretation	3
Part 2 – Sale and purchase of Sale Shares		4
3.	Sale and purchase	4
4.	Purchase Price	4
5.	Payment of Purchase Price	4
6.	Property and risk	4
Part 3 – Completion		4
7.	Condition Precedent	4
8.	Completion	5
9.	Buyer’s obligations at Completion	5
10.	Seller’s obligations at Completion	5
11.	Interdependency	5
Part 5 – Warranties		6
12.	Warranties	6
13.	Seller’s Warranties	6
14.	Warranty qualifications	6
15.	Buyer’s warranties	6
16.	Buyer’s acknowledgements	7
Part 6 – Agreement Claims and limitations		8
17.	Notice of Agreement Claim	8
18.	General limitations on Agreement Claims	8
19.	Limitation on Agreement Claims	9
20.	Maximum liability of the Parties	10
21.	Limitations do not apply	10
Part 7 – General		10
22.	Interest on unpaid monies	10
23.	GST	10
24.	Consents and approvals	11
25.	Confidentiality	11
26.	Public announcements and communications	12
27.	Assignment	12
28.	Amendment	12
29.	No waiver	12
30.	No merger	12
31.	Further action	12
32.	Entire agreement	12
33.	Contribution	12
34.	Execution and counterparts	13
35.	Notice	13
36.	Governing law	13
37.	Duty
38.	Costs	13
Schedule 1 – Seller’s Warranties		14

pg i

Parties

Party 1

Integrated Media Technology Limited ACN 132 653 948 of Level 7, 420 King William Street Adelaide South Australia 5000 (Seller)

Party 2

Capital Stone Holdings Limited a company incorporated in the British Virgin Islands with its registered address at Overseas Management Company Trust (BVI) LTD., OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (Buyer)

Introduction

A.	The Company was incorporated on 30 May 2022.

B.	The Seller is the legal and beneficial owner of the Sale Shares.

C.	The Seller has agreed to sell, and the Buyer has agreed to buy, the Sale Shares on the terms set out in this agreement.

Operative clauses

Part 1 – Preliminary

1.	Definitions

Unless otherwise specified, in this agreement:

Agreement Claim has the meaning given in clause 17;

Agreement Date means the date of execution of this agreement by all parties;

ASIC means the Australian Securities and Investments Commission;

Assets means all assets (tangible and intangible) owned by the Company as at the Agreement Date,

Authority means:

(a)	a government, whether federal, state, territorial or local;

(b)	a department, office or minister of a government acting in that capacity; or

(c)	a commission, delegate, instrumentality, agency, board or other governmental, semi-governmental, judicial, administrative, monetary or fiscal authority, whether statutory or not;

Business Day means any day except a Saturday or a Sunday or other public holiday or bank holiday in South Australia;

Business Records means all financial statements, financial records, documents and other records in respect of the Company and the Assets;

Claim means any claim, cost, damages, debt, expense, tax, liability, loss, allegation, suit, action, demand, cause of action, proceeding or judgment of any kind;

Company means eGlass Technologies Ltd (ACN 659 782 028);

Completion means completion of the sale and purchase of the Sale Shares in accordance with this agreement;

Completion Date means the date that is 2 Business Days after the date the Condition Precedent is satisfied or validly waived, or any other date that the parties agree in writing;

pg 1

Condition Expiry Date has the meaning given in clause 7.3;

Condition Precedent has the meaning given in clause 7.1;

Consequential Loss means, in respect of a breach or other act or omission, any loss or damage:

(a)	which does not arise naturally or in the usual course of things from the breach, act or omission; or

(b)	which constitutes, or arises from or in connection with, a loss of revenue, profit or opportunity, loss of goodwill or loss of business reputation, even if that loss arises naturally or in the usual course of things from that breach, act or omission;

Corporations Act means the Corporations Act 2001 (Cth);

Data Room Material means all information relating to the Company provided in writing by or on behalf of the Seller to the Buyer prior to the Agreement Date;

Distress Event means the happening of any of the following events in relation to a body corporate:

(a)	the body corporate becomes a Chapter 5 body corporate under the Corporations Act;

(b)	without limiting paragraph (a), a controller, administrator, receiver, receiver and manager or analogous person is appointed to the body corporate or any of the body corporate’s property or any steps are taken for the appointment of such a person (except where the steps taken are reversed or abandoned within 10 Business Days);

(c)	any steps are taken (including, without limitation, the making or passing of an application, order or resolution) with respect to the appointment of a liquidator or provisional liquidator for the winding up of the body corporate (unless those steps are stayed, withdrawn or dismissed within 10 Business Days);

(d)	the body corporate is taken to have failed to comply with a statutory demand within the meaning of section 459F of the Corporations Act;

(e)	the body corporate is or becomes, or its directors state that it is, or has become, unable to pay its debts as and when they become due and payable; or

(f)	any steps are taken to deregister the body corporate under the Corporations Act (except where the steps taken are reversed or abandoned within 10 Business Days);

Encumbrance means any mortgage, pledge, lien, hypothecation, charge or other form of Security Interest or interest in the nature of a Security Interest (but excludes any such interest in favour of the Buyer) (and encumber has a corresponding meaning);

Government Authority means any federal, state, territory, county, municipality, district, local or other jurisdiction of any nature, or any political subdivision thereof, federal, state, local, municipal, foreign or other government, or government or governmental, quasi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity of any nature (including any governmental division, department, agency, commission, instrumentality, official, organisation, body or other entity and any court, arbitrator or other tribunal) having jurisdiction or a function in relation to the Company or the Assets or the subject matter of this agreement;

GST has the same meaning as it does in the GST Act;

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and associated legislation and regulations;

GST Group has the same meaning as is given to that term in the GST Act;

Listing Rules means, in respect of a party, the listing rules of a recognised securities exchange, to the extent that party or its related body corporate is bound by those rules;

Loan Agreement means the loan agreement between the Seller and the Buyer dated on or about the date of this agreement;

Loss includes any loss, damage, cost, charge, liability or expense (including legal costs and expenses);

pg 2

PPSR means the ‘register’ as defined in the Personal Property Securities Act 2009 (Cth);

Purchase Price means US$6,800,000;

Sale Shares mean the number of shares that comprise 100% of the fully paid ordinary shares in the capital of the Company as at Completion;

Security Interest means:

(a)	any security interest under the Personal Property Securities Act 2009 (Cth), mortgage, charge, pledge, lien, retention of title arrangement, set-off arrangement or other arrangement having the same or equivalent commercial effect as a grant of security; or

(b)	any agreement to create or give rise to any interest or arrangement of the type referred to in paragraph (a);

Specific Security Deed means the specific security deed between the Buyer and the Seller dated on or about the date of this agreement;

Tax means any tax, duty, fee or penalty imposed by any Government Authority, including income tax, gross receipts, licence, employment, severance, occupation, premium, windfall profits, intangible, environmental, capital stock, profits, franchise, withholding, social security, disability, real estate, personal property, fringe benefits tax, capital gains tax, goods and services tax, stamp duty, payroll tax, bank debit tax, sales, use, transfer, value added, registration, alternative or add-on minimum, customs and excise, council rates, land tax, emergency services levy, water and sewerage rates, and/or any other tax or similar governmental charge or any kind including any interest, penalties or additions to tax, whether disputed or not, and any obligation to indemnify, assume or succeed to the liability of any other person in respect of any of the above tax, fee, duty or penalty;

Tax Warranty means the warranties set out at paragraph 9 of Schedule 1;

Title Warranty means the warranties set out at paragraphs 1, 2 and 3 of Schedule 1; and

Transaction Document means:

(a)	this agreement; and

(c)	any other deed, instrument or document to which the Seller and the Buyer are parties at any time (whether alone or with other parties) which is expressed to be, or is agreed by the parties to that deed, instrument or document to be, a Transaction Document for the purpose of this agreement or any other Transaction Document;

Warranties means the warranties given pursuant to Part 5 of this agreement and Warranty means any of them.

2.	Interpretation

In this agreement, unless the context otherwise requires:

2.1	the Introduction is correct;

2.2	headings do not affect interpretation;

2.3	singular includes plural and plural includes singular;

2.4	words of one gender include any gender;

2.5	a reference to time is a reference to Adelaide, Australia time;

2.6	a reference to “dollars”, “US$” or “$” is a reference to United States currency;

2.7	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

2.8	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

pg 3

2.9	reference to a person includes a corporation, body corporate, joint venture, association, government body, firm and any other entity;

2.10	a reference to a party is to a party to this agreement, and a reference to a party to an agreement includes the party’s executors, administrators, successors and permitted assigns and substitutes;

2.11	a reference to this agreement includes this agreement as varied, supplemented, assigned or novated from time to time;

2.12	a provision must not be construed against a party only because that party prepared it;

2.13	a provision must be read down to the extent necessary to be valid. If it cannot be read down to that extent, it must be severed;

2.14	the meaning of general words or provisions shall not be limited by references to specific matters that follow them (for example, introduced by words such as “including” or “in particular”) or precede them or are included elsewhere in this agreement;

2.15	if a thing is to be done on a day which is not a Business Day, it must be done on the next Business Day;

2.16	another grammatical form of a defined expression has a corresponding meaning; and

2.17	an expression defined in the Corporations Act has the meaning given by that Act at the date of this agreement.

Part 2 – Sale and purchase of Sale Shares

3.	Sale and purchase

The Seller must sell, and the Buyer must buy, the legal and beneficial interest in the Sale Shares, free from Encumbrances, at Completion, on the terms and conditions of this agreement.

4.	Purchase Price

The consideration for the Sale Shares is the Purchase Price.

5.	Payment of Purchase Price

5.1	The Buyer must pay the Purchase Price to the Seller at or before Completion.

5.2	The Buyer must pay the Purchase Price by entering the Loan Agreement and Specific Security Deed.

6.	Property and risk

Property and risk in the Sale Shares passes to the Buyer at Completion.

Part 3 – Completion

7.	Condition Precedent

7.1	The sale and purchase of the Sale Shares and the parties’ obligations under Parts 2 and 3 are conditional on the Buyer completing its legal, accounting and business due diligence and the results thereof being satisfactory to the Buyer in its sole and absolute discretion (Condition Precedent).

7.2	The Buyer will, through its employees, agents, representatives, accountants, and lawyers, have access to the Company’s records, information, auditors, accountants and senior personnel at all reasonable times, to enable the Buyer to conduct due diligence investigations of the Company and the business conducted by it.

pg 4

7.3	If the Buyer does not provide notice to the Seller by 5:00pm on the date that is 45 days after the Agreement Date (Condition Expiry Date) that it is satisfied with the results of its due diligence inquiries, and if the Condition Precedent is not waived by the Buyer by that time, the Buyer or the Seller may terminate this agreement at any time thereafter (provided that the Condition Precedent remains unsatisfied and not waived) with immediate effect by giving written notice to the other party.

8.	Completion

Completion will take place at 11:00am (Adelaide time) on the Completion Date by electronic exchange of documents or such other time and place agreed in writing between the parties.

9.	Buyer’s obligations at Completion

At or before Completion, the Buyer must:

9.1	pay the Purchase Price to the Seller;

9.2	deliver to the Seller, an original counterpart (duly executed by the Buyer) of:

(a)	this agreement;

(b)	the Loan Agreement; and

(c)	the Specific Security Deed.

10.	Seller’s obligations at Completion

At or before Completion, the Seller must:

10.1	deliver to the Buyer:

(a)	an original counterpart (duly executed by the Seller) of:

(i)	this agreement;

(ii)	the Loan Agreement; and

(iii)	the Specific Security Deed;

(b)	share transfer forms in respect of the Sale Shares, in registrable form and in favour of the Buyer, duly executed by the Seller;

10.2	deliver to the Company original share certificates for the Sale Shares (or declarations in respect of lost certificates).

11.	Interdependency

11.1	The parties’ obligations at Completion are interdependent and must be carried out contemporaneously. No delivery or payment will be deemed to have been made until all deliveries and payments under clauses 9 and 10 have been made and all actions under clauses 9 and 10 on Completion will be deemed to take place simultaneously.

11.2	If the Seller or the Buyer does not comply with all of their obligations at Completion, the other party may require, upon which each party must:

(a)	return every thing delivered, and repay every amount paid, to them at Completion; and

(b)	do all things necessary to reverse any action taken at Completion.

pg 5

Part 5 – Warranties

12.	Warranties

12.1	Each Warranty is given as at the date or dates specified in relation to that Warranty.

12.2	No Warranty is limited by any other Warranty.

12.3	Each Warranty is also a representation.

12.4	Each party enters into this agreement and will Complete this agreement in reliance on the Warranties.

12.5	The Warranties remain in full force and are binding notwithstanding Completion.

13.	Seller’s Warranties

The Seller represents and warrants to the Buyer that each warranty set out in Schedule 1 is true and correct and not misleading in any material respect.

14.	Warranty qualifications

Each Warranty given by the Seller is subject to and qualified by any fact, matter or circumstance:

14.1	that was known to the Buyer (or any of its shareholders or officers) as at the Agreement Date or which the Buyer could reasonably be expected to know as at the Agreement Date having regard to the expertise of the Buyer and its representatives and advisers, including in each case as a result of its due diligence investigations;

14.2	provided for or disclosed in this agreement;

14.3	disclosed in, provided for, or ascertainable from, the Data Room Material;

14.4	disclosed in writing to the Buyer or its representatives and advisers by or on behalf of the Seller in connection with the due diligence investigations carried on by the Buyer and its representatives and advisers before the Agreement Date;

14.5	that would have been revealed by an inspection or search of:

(a)	the PPSR, any public register or records kept by ASIC or any other Government Authority; or

(b)	any information generally available to the public,

in each case conducted on the Business Day before the Agreement Date, whether or not the Buyer has actual knowledge of those matters,

which is contrary to or inconsistent with the Warranty, and the Seller will not be liable for a breach of the Warranty due to the fact, matter or circumstance contradicting or being inconsistent with the Warranty.

15.	Buyer’s warranties

The Buyer represents and warrants to the Seller that, as at the Agreement Date and at Completion:

15.1	it has not entered into this agreement in its capacity as a trustee of any trust;

15.2	it is a corporation duly organised and validly existing under the laws of Australia and is in good standing under such laws;

15.3	it has the full corporate power and lawful authority to enter into this agreement and to consummate and perform its obligations under this agreement and each document necessary to give effect to this agreement (Completion Documents);

15.4	it has taken all necessary action to authorise the execution, deliver and performance of this agreement and the Completion Documents;

pg 6

15.5	the execution, delivery and performance of this agreement by the Buyer does not, and will not in the case of the Completion Documents, violate, breach or result in a contravention of its constituent documents, or any laws by which it is bound, or any authorisation, ruling, judgment or order by any Government Authority by which it is bound, or any other agreement, undertaking or instrument by which it is bound;

15.6	this agreement constitutes a legal, valid and binding obligation on the Buyer enforceable in accordance with its terms; and

15.7	it is not subject to a Distress Event.

16.	Buyer’s acknowledgements

The Buyer acknowledges and agrees that:

16.1	to the maximum extent permitted by law, all representations and warranties implied by law in this agreement are excluded;

16.2	except as expressly provided for in this agreement, the Seller does not give any representations or warranties about anything including the completeness of any information provided to the Buyer about the Company, the Sale Shares or the Assets;

16.3	as at the Agreement Date, the Buyer and its shareholders and officers did not have knowledge of any fact, matter or circumstance which they considered (acting reasonably) may result, or give rise, to an Agreement Claim;

16.4	it has made and has relied on its own searches, investigations and enquiries in respect of the Company, Sale Shares, Project and Assets, including as part of its due diligence investigations, and has satisfied itself of the results of those searches, investigations and enquiries;

16.5	subject to the Warranties, it has not relied on any information supplied by the Seller or any of the Seller’s officers, representatives and agents, except to the extent that such information is expressly included in this agreement;

16.6	as part of its due diligence investigations and enquiries in respect of the Company, the Sale Shares and the Assets, it and its representatives and advisers have had access to all documents and information they have requested from the Seller;

16.7	irrespective of whether or not the Buyer’s due diligence was as full or exhaustive as the Buyer would have wished, it has nevertheless independently and without the benefit of any inducement, representations or warranty (other than the Warranties) from the Seller determined to enter into this agreement;

16.8	the Seller will not be liable for any Loss of, or Claim by, the Buyer, arising from or relating to any statement, representation, warranty, promise, undertaking or agreement in connection with the sale of the Sale Shares made by or on behalf of the Seller or resulting from or implied by conduct made in the course of communications or negotiations in connection with the sale of the Sale Shares not expressly set out in this agreement;

16.9	the Seller gives no representations or warranties whatsoever about future matters, including the future financial position or performance of the Company; and

16.10	any forecast, forward looking statement or other statement as to the future made by or on behalf of the Seller or resulting from or implied by conduct made in the course of communications or negotiations in connection with the sale of the Sale Shares may involve significant elements of subjective judgment and assumption as to future events which may or may not be correct, and there are usually differences between forecasts and actual results because events and actual circumstances frequently do not occur as forecast and these differences may be material.

pg 7

Part 6 – Agreement Claims and limitations

17.	Notice of Agreement Claim

If a party has any Claim under or in connection with this agreement (Agreement Claim) against the other party, then the first party (Claimant) must give notice in writing to the second party (Respondent) within 10 Business Days of becoming aware of the circumstances giving rise to such Agreement Claim, setting out reasonable particulars to identify the nature and scope of the Agreement Claim and the Claimant’s estimate of the monetary value of the Agreement Claim (Claim Notice).

18.	General limitations on Agreement Claims

18.1	The Seller is not liable to the Buyer for any Agreement Claim:

(a)	if the liability for the Agreement Claim is a contingent liability, unless and until that liability is an actual liability and is due and payable;

(b)	to the extent that the Loss giving rise to the Agreement Claim is Consequential Loss;

(c)	to the extent that the Agreement Claim arises from any act or omission of the Buyer or the Company after Completion;

(d)	to the extent that the Loss in relation to an Agreement Claim results from the Buyer’s failure to use reasonable endeavours to mitigate its Loss;

(e)	to the extent that the Agreement Claim would not have arisen but for a material restructure of the Company or Project after Completion;

(f)	to the extent any Loss giving rise to an Agreement Claim or the Agreement Claim is caused or contributed to by any action expressly permitted by this agreement or any document contemplated by or related to it;

(g)	to the extent the Buyer receives, or is entitled to receive, compensation for the Loss giving rise to the Agreement Claim, whether under an insurance policy, indemnity or otherwise;

(h)	to the extent that any Loss giving rise to an Agreement Claim or the Agreement Claim is attributable to:

(i)	the passing of, or any change in any law, decision, administrative practice or policy (including any change in any law, decision, administrative practice or policy, which takes effect retrospectively); or

(ii)	the change in any interpretation of any law, decision, administrative practice or policy (including any change in interpretation which takes effect retrospectively),

after the Agreement Date;

(i)	to the extent that the Agreement Claim or Loss arises from the Company taking a position in relation to the application of a Tax law or regulation that is inconsistent with the position taken by the Company before Completion, unless the Company is required to adopt an inconsistent position to comply with a Tax law or regulation;

(j)	to the extent that the Agreement Claim arises or is increased as a result of action taken or not taken by the Seller at the request, and with the prior approval, of the Buyer; and

(k)	if the breach is capable of remedy and has been remedied within 20 Business Days after the Seller receives written notice of the Agreement Claim, to the reasonable satisfaction of the Buyer.

pg 8

18.2	The Buyer is not liable to the Seller for any Agreement Claim:

(a)	if the liability for the Agreement Claim is a contingent liability, unless and until that liability is an actual liability and is due and payable;

(b)	to the extent that the Loss giving rise to the Agreement Claim is Consequential Loss;

(c)	to the extent that the Agreement Claim arises from any act or omission of the Buyer or the Company after Completion;

(d)	to the extent that the Loss in relation to an Agreement Claim results from the Seller’s failure to use reasonable endeavours to mitigate its Loss;

(e)	to the extent that the Agreement Claim would not have arisen but for a material restructure of the Company or Project after Completion;

(f)	to the extent any Loss giving rise to an Agreement Claim or the Agreement Claim is caused or contributed to by any action expressly permitted by this agreement or any document contemplated by or related to it;

(g)	to the extent the Seller receives, or is entitled to receive, compensation for the Loss giving rise to the Agreement Claim, whether under an insurance policy, indemnity or otherwise;

(h)	to the extent that any Loss giving rise to an Agreement Claim or the Agreement Claim is attributable to:

(i)	the passing of, or any change in any law, decision, administrative practice or policy (including any change in any law, decision, administrative practice or policy, which takes effect retrospectively); or

(ii)	the change in any interpretation of any law, decision, administrative practice or policy (including any change in interpretation which takes effect retrospectively),

after the Agreement Date;

(i)	to the extent that the Agreement Claim or Loss arises from the Company taking a position in relation to the application of a Tax law or regulation that is inconsistent with the position taken by the Company before Completion, unless the Company is required to adopt an inconsistent position to comply with a Tax law or regulation;

(j)	to the extent that the Agreement Claim arises or is increased as a result of action taken or not taken by the Buyer at the request, and with the prior approval, of the Seller; and

(k)	if the breach is capable of remedy and has been remedied within 20 Business Days after the Buyer receives written notice of the Agreement Claim, to the reasonable satisfaction of the Seller.

18.3	If the Seller pays to the Buyer an amount to settle or discharge an Agreement Claim and the Buyer subsequently recovers any amount or receives any benefit which is referrable to that Agreement Claim or any fact, matter or circumstance giving rise to the Agreement Claim then the Buyer must pay to the Seller an amount equal to the lesser of:

(a)	the amount actually recovered or the value of the tangible benefit received (less all reasonable costs and expenses of recovery); and

(b)	the amount paid by the Seller to settle or discharge the Agreement Claim.

19.	Limitation on Agreement Claims

19.1	The Respondent is not liable to the Claimant for any Agreement Claim unless:

(a)	the Claimant has provided to the Respondent a Claim Notice that:

(i)	meets the requirements of clause 17; and

(ii)	is given within 12 months after Completion;

pg 9

(b)	a proceeding is filed with a court of competent jurisdiction in respect of the Agreement Claim, and validly served on the Respondent, within six (6) months after the later of:

(i)	the date of receipt by the Respondent of the Claim Notice; and

(ii)	the date a sufficient number of written notices of Agreement Claims by the Claimant for, or in connection with, Agreement Claims have been received by the Respondent which in aggregate exceed the minimum Agreement Claims threshold referred to in clause 19.1(c); and

(c)	the amount finally agreed or adjudicated to be payable in respect of that Agreement Claim exceeds $50,000, or the aggregate amount finally agreed or adjudicated to be payable in respect of all Agreement Claims exceeds $100,000.

19.2	An Agreement Claim will be taken to be waived or withdrawn and will be barred and unenforceable (if it is not previously satisfied, settled or withdrawn) if the Claimant does not comply with clauses 19.1(a) and 19.1(b).

19.3	This clause 19 does not apply in respect of Claims for payment of the Purchase Price or any portion of it.

20.	Maximum liability of the Parties

20.1	The Seller’s aggregate liability in respect of:

(a)	an Agreement Claim in respect of a breach of a Title Warranty or a Tax Warranty, is limited to $1,000,000; or

(b)	all other Agreement Claims, is limited to $500,000,

and for the avoidance of doubt the Seller’s maximum aggregate liability for any and all Agreement Claims cannot exceed $1,000,000 when taking into account the claims under clauses 20.1(a) and (b).

20.2	The Buyer’s aggregate liability in respect of all Agreement Claims other than claims for the payment of the Purchase Price is limited to $500,000.

21.	Limitations do not apply

None of the qualifications or limitations in this Part applies to any Agreement Claim by a Claimant to the extent that it arises out of, or is increased as a result of, any fraud, wilful default or wilful concealment by the Respondent.

Part 7 – General

22.	Interest on unpaid monies

If any monies payable under this agreement are not paid on or before the relevant due date for payment, then interest is payable on the amount due from but excluding that due date to and including the date on which the moneys are paid. The rate of interest is a rate equal to the Cash Rate Target published by the Reserve Bank of Australia from time to time plus 5% per annum. Interest will be calculated on a daily basis and compounded monthly.

23.	GST

23.1	This clause applies if a party makes a taxable supply (within the meaning of any law imposing GST) in connection with this agreement for consideration unless such consideration is expressly provided to be “GST inclusive”.

23.2	Subject to this clause, the consideration payable by a party represents the value of the taxable supply.

pg 10

23.3	Subject to clause 23.5, the party liable to pay for the taxable supply must also pay, at the same time and in the same manner as the value is otherwise payable, a further amount calculated by multiplying:

(a)	the amount otherwise payable; by

(b)	the GST rate for the time being.

23.4	If a payment to a party under this agreement is a reimbursement or indemnification, calculated by reference to a loss, cost or expense incurred by that party, then the payment will be reduced by the amount of any input tax credit to which that party is entitled on the acquisition of the supply for which that loss, cost or expense is incurred. The party is assumed to be entitled to full input tax credits unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made by the other party.

23.5	A party’s right to payment under this clause is subject to a valid tax invoice being delivered to the party liable to pay for the taxable supply.

23.6	If a person is a member of a GST Group references to GST which the person must pay and to input tax credits to which the person is entitled include GST which the representative member of the GST Group must pay and input tax credits to which the representative member is entitled.

24.	Consents and approvals

24.1	Unless otherwise provided, a party may give or withhold its determination, consent, agreement, authorisation or approval:

(a)	in that party’s absolute discretion;

(b)	with or without conditions and without giving reasons;

(c)	when that party chooses.

24.2	A party’s determination, consent, agreement, authorisation or approval is valid only if it is in writing and signed by that party or its authorised representative.

25.	Confidentiality

25.1	A party (using party) may only use Confidential Information of another party:

(a)	if necessary to perform the using party’s obligations, or enforce the using party’s rights, under this agreement; or

(b)	if the other party consents to the use.

25.2	A party (disclosing party) may only disclose Confidential Information of another party:

(a)	to the disclosing party’s professional advisers;

(b)	if required by law or the Listing Rules;

(c)	if necessary to perform the disclosing party’s obligations or exercise the disclosing party’s rights under this agreement;

(d)	if the other party consents to the disclosure;

(e)	if and to the extent the information is publicly available other than by a breach of the disclosing party of this agreement, or any other agreement;

(f)	if the information is already in the possession of the disclosing party or comes into the possession of the disclosing party other than by breach of this agreement, or any other agreement; or

(g)	to the extent reasonably necessary to seek debt finance or equity investment to the party, or in relation to a potential third party acquisition of the whole or part of an interest in the party, provided the disclosure is to a person subject to equivalent obligations of confidentiality and the other party has been informed of the disclosure.

pg 11

25.3	In this clause 25, the term “Confidential Information” means:

(a)	any term of this agreement;

(b)	trade secrets, know-how, financial data, accounting information, statistics, research, scientific, technical, product, market or pricing information of a party or relating to a party’s systems, business, employees or contractors;

(c)	any other information belonging to a party that is marked “confidential”; and

(d)	any other information belonging to a party which is of a confidential nature.

26.	Public announcements and communications

Except if required by law or the Listing Rules, no party may make a public announcement or public communication of any kind (including, but not limited to, media announcements) in connection with, or regarding the existence of, the terms of this agreement or any matter contemplated by this agreement without first consulting the other party.

27.	Assignment

A party may only assign its rights or obligations under this agreement with the written consent of the other party.

28.	Amendment

This agreement may only be amended in writing signed by the parties.

29.	No waiver

29.1	A party may only waive a breach of this agreement in writing signed by that party or its authorised representative.

29.2	A waiver is limited to the instance referred to in the writing (or if no instance is referred to in the writing, to past breaches).

30.	No merger

The rights and obligations under this agreement do not merge on completion of any transaction contemplated by this agreement.

31.	Further action

31.1	Each party must do all things necessary to carry out this agreement, including:

(a)	executing documents; and

(b)	ensuring its employees and agents perform their obligations.

31.2	A party must not do anything that will prevent this agreement from being carried out.

32.	Entire agreement

32.1	This document records the entire agreement between the parties about its subject matter.

32.2	The parties exclude all terms implied by law, where possible.

32.3	Neither party has given any warranty or made any representation to the other party about the subject matter of this agreement, other than those warranties and representations appearing in this document.

33.	Contribution

Damages for any breach of this agreement are reduced to the extent that the claimant caused or contributed to the damage.

pg 12

34.	Execution and counterparts

34.1	Each party agrees that:

(a)	execution of this agreement by electronic signatures (including other verifiable forms of electronic acceptance) is appropriate in the circumstances and consents to such methods of execution;

(b)	by its officers applying their electronic signatures (or complying with the requirements of any other verifiable form of electronic acceptance), that party will have indicated its willingness to be bound by the terms of this agreement.

34.2	This agreement may be executed in any number of counterparts. A counterpart may be a scanned PDF format or a document created by any other means of legible electronic production.

34.3	Together all counterparts make up one document.

34.4	If this agreement is executed in counterparts, it takes effect when each party has received the counterpart executed by each other party, or would be deemed to have received it if a notice.

35.	Notice

35.1	Notice must be in writing and in English, and may be given by an authorised representative of the sender.

35.2	Notice may be given to a person:

(a)	personally;

(b)	by leaving it at the person’s address last notified;

(c)	by sending it by pre-paid mail to the person’s address last notified;

(d)	by sending it by electronic mail to the person’s email address last notified.

35.3	Notice is deemed to be received by a person:

(a)	when left at the person’s address;

(b)	if sent by pre-paid mail, 5 Business Days after posting;

(c)	if sent by electronic mail, on the day after the day the message is showing on the sender’s electronic mail system as having been properly transferred or transmitted.

However, if the notice is deemed to be received on a day which is not a Business Day, or after 5pm on a Business Day, it is deemed to be received at 9am on the next Business Day.

35.4	If two or more people comprise a party, notice to one is effective notice to all.

36.	Governing law

36.1	This agreement is governed by the law of South Australia.

36.2	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of South Australia and the South Australian division of the Federal Court of Australia, and the courts of appeal from them.

36.3	No party may object to the jurisdiction of any of those courts on the ground that it is an inconvenient forum or that it does not have jurisdiction.

37.	Costs

The parties must pay their own cost of preparing this agreement and any document required by this agreement.

pg 13

Schedule 1 – Seller’s Warranties

1.	Sale Shares

The Seller represents and warrants that, as at the Agreement Date and as at Completion:

1.1	the Sale Shares are fully paid;

1.2	the Sale Shares comprise 100% of the issued capital of the Company;

1.3	other than the Seller, no other person:

(a)	holds any shares or other securities in the Company;

(b)	has any rights to be issued with any shares in the Company;

(c)	has any rights or options over the Sale Shares or any shares in the Company; and

(d)	has any securities that are convertible to, or exercisable for, shares in the Company;

1.4	it has legal and beneficial ownership of the Sale Shares free and clear of all Encumbrances; and

1.5	the transfer of the Sale Shares held by it in accordance with this agreement does not contravene a provision of the Company’s constitution and is capable of being registered under the Company’s constitution.

2.	Seller

The Seller represents and warrants that, as at the Agreement Date and as at Completion:

2.1	it has the right to enter into this agreement and to sell the Sale Shares held by it, without the consent of any person;

2.2	it is a corporation duly organised and validly existing under the laws of Australia and is in good standing under such laws;

2.3	it is not subject to a Distress Event; and

2.4	it has power to execute this agreement and to perform its obligations under this agreement.

3.	Company

3.1	The Seller represents and warrants that, as at the Agreement Date and the Completion Date:

(a)	the Company is a corporation duly incorporated, validly existing under the laws of Australia, and is in good standing under such laws;

(b)	the Company has not been de-registered and is not liable to be de-registered;

(c)	the Company is not subject to a Distress Event;

(d)	the Company has full corporate power and lawful authority to own the Assets; and

(e)	the Company has not received notice of any application or intended application to rectify the register of shareholders or any other register of the Company

3.2	The Seller represents and warrants that, as at the Agreement Date and as at Completion:

(a)	there is no resolution, agreement or proposal to issue any additional shares, securities convertible into shares, options or other pre-emptive rights to shares, or other interests in the share capital of the Company (other than to the Seller in order to convert Intercompany Payables to equity prior to Completion);

(b)	it has not entered into any contract or other arrangement about the exercise or variation of rights attaching to the Sale Shares held by it.

pg 14

4.	Liabilities

The Seller represents and warrants that, as at Completion, the Company will have no material liabilities except liabilities incurred with the prior written consent of the Buyer.

5.	Employees

The Seller represents and warrants that, as at the Agreement Date and as at Completion, the Company has no employees.

6.	Business Records

The Seller represents and warrants that, as at the Agreement Date and as at Completion:

6.1	the Business Records are in the possession or control of the Company; and

6.2	the financial records and financial statements of the Company are substantially complete and do not contain or reflect any material inaccuracies.

7.	Legal proceedings

The Seller represents and warrants that, as at the Agreement Date:

7.1	there are no subsisting Claims and, so far as it is aware, there are no threatened Claims, in respect of the Company or the Assets;

7.2	it does not know of any circumstance which may result in any Claim in respect of the Company or the Assets; and

7.3	there are no unsatisfied judgments, orders, awards or decisions in respect of the Company or the Assets.

8.	Insurance

8.1	The Seller represents and warrants that, as at the Agreement Date:

(a)	it does not know of any circumstance which may result in any particular insurance claim; and

(b)	it does not know of any circumstance which would make any of those insurances and cover notes unenforceable or which would permit an insurer to cancel any of those insurances.

9.	Tax

9.1	The Seller represents and warrants that, as at the Agreement Date and as at Completion:

(a)	the Company is not a member of a tax consolidated group;

(b)	the Company is registered for GST;

(c)	the Company is not liable for any Tax arising in respect of the period before Completion, other than any Tax:

(i)	incurred with the prior written consent of the Buyer; or

(ii)	arising from activities undertaken with the prior written consent of the Buyer;

(d)	the Company is not involved in a dispute about its liability to lodge a return under a law about Tax, or to pay any Tax; and

(e)	the Company has not contravened any anti-avoidance provisions of any law relating to Tax.

9.2	The Seller represents and warrants that, as at the Agreement Date:

(a)	it is not aware of any pending or threatened Tax audit in respect of the Company; and

pg 15

(b)	the Company has not received any notice, order or direction from any Government Authority within three years before the Agreement Date relating to any actual or suspected breach of any applicable law relating to Tax.

10.	Information

The Seller represents and warrants that so far as it is aware as at the Agreement Date and as at the Completion Date the Data Room Material is not misleading or deceptive.

11.	Assets

The Seller represents and warrants that, as at the Agreement Date and as at Completion:

37.1	the Company is the legal and beneficial owner of all of the Assets, and no third party has any rights to the Assets;

37.2	the Company has not granted any option or right of pre-emption or first refusal in respect of any of the assets of the Company to any third party;

37.3	no third party has rights or interests (including a mortgage, bill of sale, charge, lien, pledge, trust, encumbrance, power or title retention arrangement, right of set-off, assignment of income, garnishee order, monetary claim, flawed deposit arrangement or any arrangement having a similar effect or a PPS Security Interest as defined under the Personal Property Securities Act 2009 (Cth) over any of the assets of the Company.

pg 16

Executed as an agreement on	2022

Executed by Integrated Media Technology Ltd in accordance
with section 127 of the Corporations Act 2001 (Cth):

Director	Director/Company Secretary

Name (please print)	Name (please print)

Executed by Capital Stone Holdings Limited :

Director	Director/Company Secretary

Name (please print)	Name (please print)

pg 17